Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in Registration Statement Nos. 333-145489 and 333-133702 on Form S-8 of our reports dated March 13, 2008, relating to the financial statements of Taleo Corporation, and the effectiveness of Taleo Corporation’s internal control over financial reporting (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding to the adoption of Financial Accounting Standard Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109 and Statement of Financial Accounting Standards No. 123(R), Share Based Payment), appearing in this Annual Report on Form 10-K of Taleo Corporation for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
San Jose, California
March 13, 2008